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                                                                   EXHIBIT 10.19

                                  ROBERT R. SCHOEBERL       (630) 438-3295
                                  Non-Executive             Fax (630) 438-3843
                                  Chairman of the Board

January 13, 2002

PERSONAL AND CONFIDENTIAL

Mr. Alan D. Feldman
831 South Elm Street
Hinsdale, Illinois 60521

Dear Alan:

This will confirm your acceptance of Midas, Inc.'s offer of employment to you as President and Chief Executive Officer. You will also be a member of the Board of Directors. Your commencement date was January 9, 2003.

Your base salary will be at an initial annual rate of $650,000 and will be reviewed annually.

You will be a participant in the Midas Annual Incentive Compensation Plan. Incentive compensation awards are contingent on company and individual performance and are earned and paid in the year following that for which performance is measured. Your target incentive opportunity shall be seventy-five percent (75%) of base salary, with a maximum incentive opportunity of one hundred fifty percent (150%) of base salary.

As a material inducement to your acceptance of employment with the company, you will, upon your employment, be granted a stock option agreement providing for the option to purchase 500,000 shares of Midas, Inc. The options have a vesting schedule which provides for one-fifth of the grant vesting on each of the next five anniversary dates of your employment. The option "price" is determined by Midas' closing price on January 9, 2003. You must retain at least fifty percent (50%) of any shares acquired through the exercise of such options for a minimum of five (5) years. If you retire, become disabled, or die, all options not yet vested will immediately vest to you or your legal representative. If you voluntarily terminate your employment with notice or are terminated by the company, all options not theretofore vested shall be forfeited.

Also as a material inducement to your acceptance of employment with the company, you will, upon your employment, receive a restricted stock agreement providing for a grant of 150,000 shares of Midas, Inc. These restricted shares will cliff vest on the fifth (5th) anniversary of your employment commencement date. However, on each anniversary of your employment commencement date (beginning with the first anniversary), the Board of Directors may, in its discretion, accelerate vesting of up to fifty thousand (50,000) shares per year if, on such anniversary date, the cumulative total shareholder return on Midas stock during the immediately preceding twelve (12) month period exceeded the cumulative total shareholder return of the S&P 500 Index for the same period. In any event, you must retain at least fifty percent (50%) of any vested shares for a minimum of five (5) years. If you retire, become disabled, or die, all shares not yet vested will immediately vest to you or your legal representative. If you voluntarily terminate your employment with notice or are terminated by the company, all shares not theretofore vested shall be forfeited. On the other hand, in the event of any involuntary

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Mr. Alan D. Feldman
January 13, 2002
Page 2

termination of your employment without cause (as determined by the Board of Directors), all shares not theretofore vested shall continue to vest for an additional two (2) years.

The stock option and restricted stock grants described above are being made outside of the Midas, Inc. Stock Incentive Plan, but will be governed by the provisions of such Plan as if they had been granted under it. The grant of the stock options and restricted stock is subject to listing the shares with the New York Stock Exchange, which the company will promptly apply for.

You will be provided with a Change in Control Agreement. This agreement provides for (i) a lump sum payment in an amount equal to three (3) times your then current base salary and incentive compensation (grossed up for excise taxes) in the event of any involuntary termination of your employment without cause at any time within three (3) years after a change of control of Midas, Inc. (all as defined in the agreement), and (ii) continuation of executive medical, dental and basic life insurance benefits for a three (3) year period.

In the event of any involuntary termination of your employment without cause (as determined by the Board of Directors), you will be provided with (i) twenty-four
(24) months of base salary continuation (excluding automobile allowance) and
(ii) continuation of executive medical, dental and basic life insurance benefits for the same period. Your right to receive these payments and benefits will be contingent upon your execution of a standard release (including confidentiality and non-competition restrictions). You would not be entitled to these severance payments in the event of a termination following a change of control of the nature described in Section 4(b) of your Change in Control Agreement, but only to the extent that such agreement is then still in effect.

You will also be eligible for participation in a personal financial planning assistance program. As a result, you will be reimbursed up to $5,000 annually for professional financial counseling including attorneys' and accountants' fees, for investment and insurance advice, tax planning (including preparation of tax returns), compensation and benefits analysis and estate planning.

You will be immediately eligible for participation in the Midas Health Plan. You have the option of either the Preferred Provider Plan or the Point of Service Plan. In addition, you are eligible to participate in the Executive Medical Reimbursement account which provides for the reimbursement of incurred expenses which are not covered by the Midas Health and Dental Plans of up to a maximum of $6,000 per year.

You also will be immediately eligible to participate in the Executive Life Insurance (term life) and Executive Disability Program. Further explanation of the above and enrollment forms will be provided to you upon joining the company.

You will be immediately eligible for participation in the Midas Executive Retirement Program (deferred compensation) and the Midas Retirement Savings Plan (401-K) and pension program. Midas' Executive Retirement Program provides for the deferral of income (up to 15 percent of base salary and annual incentive in any year.) The executive's deferral is matched dollar-for-dollar by the company up to 6 percent of the executive's compensation. The amounts deferred

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Mr. Alan D. Feldman
January 13, 2002
Page 3

under the plan are invested at prime rate. You would first participate in the Midas 401-K/ESOP plan (at the same company match after the first year) to the IRS limits and then, for amounts exceeding the IRS limits, in the Executive Retirement Plan. A copy of the plan will be to you upon joining the company.

You will receive an automobile allowance of $2,800 per month.

You will receive four weeks of vacation commencing in your first year of employment and thereafter until you are eligible to receive additional vacation time under company policy.

This offer is continent on receiving a letter from your physician indicating there are no health-related reasons that would prevent you from assuming the responsibilities of this position and your satisfactorily passing a drug screen exam.

I very much look forward to your joining us. I strongly believe that both you and Midas will derive substantial benefit from this professional association. If you have any questions about any aspect of this letter or your employment arrangements, please feel free to call me.

Sincerely,


Robert R. Schoeberl


c: J. Angster